Filed by The Williams Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Williams Partners L.P.

Commission File No.: 001-32599

The following are excerpts of remarks relating to the proposed merger of Williams Partners L.P. with and into Access Midstream Partners, L.P. presented during a publicly available conference call and webcast held by The Williams Companies, Inc. and Williams Partners L.P. on July 31, 2014. References to slides relate to the presentation filed on Form 425 by The Williams Companies, Inc. on July 31, 2014. Excerpts from the question-and-answer portion of the conference call are also included beneath the remarks.

Remarks from conference call on July 31, 2014:

Alan S. Armstrong – Williams – Chief Executive Officer

The major projects in 2017 really come on late in the year, but our backlog of projects beyond 2017 just keeps building and you really should expect this to continue for some time as we bring the combined strength of both WPZ and ACMP now, and bring those resources together. And the opportunities that that combination brings really is going to be critical, as the nation here tries to get up on a 100 Bcf natural gas market. We think Williams and the combined entity is going to very much at the forefront of reaching that 100 Bcf a day gas market here in the U.S.

So moving to slide 10 and kind of looking at the big picture of what this new MLP would be. We couldn’t be more excited about not only the size, the scale of this MLP, but the very consistent focus on being the player in the natural gas space and natural gas products and derivates that are coming out of this big growth in natural gas. And we think the combination of Williams and Access just continues to load us towards more and more growth.

Just some important things to note on here that are very impressive. In 2015, an expected EBITDA of about $5 billion. And in addition to that, continued best-in-class growth distribution of 10% to 12%, which is really impressive when you consider the scale and what it takes to grow the cash distributions in this business and something of this scale. And so continuing to be able to do that through 2017 and maintain strong coverages really provides an investment vehicle that we think is absolutely unmatched. And it’s going to continue to give us the kind of firepower to continue to expand this business larger and larger. So couldn’t be more excited about the combination of this business.

Q&A from conference call on July 31, 2014:

Christine Cho – Barclays – Analyst

Okay. Great. And then, Alan or Don, I think you’ve told me on a prior call that you guys have right of first refusal if Caiman decides to exit its Caiman Energy II JV position. But, what about on the ACMP side? There are some partners who are backed by a private equity in E&P companies, who may or may not want to be a minority owner in such assets in the longer term. And I would think that they would want to monetize at some point. Would the combined ACMP, WPZ, MLP have any first rights there?

Alan S. Armstrong – Williams – Chief Executive Officer

I’m not sure what the confidentiality terms are for ACMP on that issue, so would rather not comment on what their rights are there. I would just simply say that we do feel like we’re very well positioned to consolidate a lot of those assets in the Utica there. I’m pretty excited about between Blue Racer and UEO, what our opportunities to consolidate look like there.

Christine Cho – Barclays – Analyst

Okay. Great. And then, while I think it’s consensus opinion that the part of the deal of ACMP is accretive, I think there’s some confusion in the markets as to whether or not the second part of the deal adds that accretion or chips away a little from that accretion. Is there any clarification you can provide?

Don R. Chappel – Williams – Chief Financial Officer

Christine, it’s Don. Again, since the merger is currently being negotiated or about to be negotiated between the two partnerships, I don’t want to go too far in this. But certainly the way we styled it, Williams would take reduced cash flow in the early period and enjoy higher cash flows, higher growth beyond. So, likely mildly dilutive initially and then turning around pretty quickly.

[…]

Alan S. Armstrong – Williams – Chief Executive Officer

So, I would tell you rather than the ACMP combination driving a lot of capital increases, I would say it’s likely going to drive, particularly in the Northeast, it’ll drive some higher earnings, but perhaps I don’t know that it will reduce our capital, but I would say a lot of it would be just higher earnings in the year.

[…]

Brian Lasky – Morgan Stanley – Analyst

And just finally from me in terms of any update, in terms of timing on the ACMP, WPZ negotiations, is there any update from your most recent disclosure?

Alan S. Armstrong – Williams – Chief Executive Officer

Nothing new. I would just tell you, the conflicts committees are working hard and are very well advised and I think everybody understands the importance of moving ahead with it and with some diligence and that’s exactly what’s going on right now.

[…]

Abhiram Rajendran – Credit Suisse – Analyst

In your data book for WMB, you show a revised look at the excess cash flow available even after the dividend step up, which is around 20% per year through 2016. It sounds like the remaining part of deal will be maybe modestly dilutive upfront then accretive beyond that. So, I guess, how should we think about the current and potentially more excess coverage being brought down over time once the entire deal is done?

Don R. Chappel – Williams – Chief Financial Officer

Abhi, again, yes, we’d expect some of that excess coverage to come off, because one of the considerations that Williams is making here is moving the distributions we receive really to the ACMP schedule in terms of those IDRs. So Williams is making, I’ll call it a concession there to enable the merger and we think that that’s going to drive significant value long-term, but certainly with some near term reduction in cash flows. However, by 2017 that really turns around and we would expect to have a nice increase in accretion, if you will, cash flow accretion on a per share basis. I don’t know if that answers your question.

[…]

Sharon Lui – Wells Fargo – Analyst

Don, I guess with regards to the dividend illustration you provided, those tax rates. Do you anticipate those cash tax rate to change materially if the ACMP, WPZ transactions occurs?

Don R. Chappel – Williams – Chief Financial Officer

No, Sharon, we do not. So we don’t expect that to change. The distributions will change somewhat. So there’ll be some effect, but we wouldn’t expect any material change in those tax rates as a result of that. I think right now, they’re driven largely by placing assets in service. And we are in the middle of an appraisal for both accounting and tax purposes. So there will be some adjustment of estimates along the way as we conclude both the accounting and tax appraisals that are really key in this process.

Sharon Lui – Wells Fargo – Analyst

Okay. And then, I guess, just trying to gauge the potential for the unit exchange ratio to be renegotiated. Maybe if you could provide some color on some of the key factors management considered when you determine the proposed exchange ratio.

Don R. Chappel – Williams – Chief Financial Officer

Sharon, we did some extensive modeling in really trying to come to a transaction that we think was value adding both to ACMP and WPZ unit holders, really trying to balance the considerations there. So, obviously, a lot goes into it, but that really was the design criteria. We wanted it to be a transaction that we thought would be beneficial to both partnerships, really trying to strike that balance and that’s really what we put forth in our proposal.

Certain matters contained in this document include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to anticipated financial performance, management’s plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions and other matters. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995.

All statements, other than statements of historical facts, included in this document that address activities, events or developments that we expect, believe or anticipate will exist or may occur in the future, are forward-looking statements. Forward-looking statements can be identified by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “proposed,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will,” “assumes,” “guidance,” “outlook,” “in service date” or other similar expressions. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

•	The levels of dividends to stockholders;

•	Expected levels of cash distributions by Access Midstream Partners, L.P. (ACMP) and Williams Partners L.P. (WPZ) with respect to general partner interests, incentive distribution rights, and limited partner interests;

•	Amounts and nature of future capital expenditures;

•	Expansion and growth of our business and operations;

•	Financial condition and liquidity;

•	Business strategy;

•	Cash flow from operations or results of operations;

•	Seasonality of certain business components;

•	Natural gas, natural gas liquids and olefins prices, supply and demand;

•	Demand for our services; and

•	The proposed merger of ACMP and WPZ (the Proposed Merger).

Forward-looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this document. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

•	Whether WPZ, ACMP, or the merged partnership will produce sufficient cash flows to provide the level of cash distributions we expect;

•	The structure, terms, timing and approval of the Proposed Merger, as to be negotiated by the conflicts committees of ACMP and WPZ;

•	Whether we are able to pay current and expected levels of dividends;

•	Availability of supplies, market demand and volatility of prices;

•	Inflation, interest rates, fluctuation in foreign exchange rates, and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on customers and suppliers);

•	The strength and financial resources of our competitors and the effects of competition;

•	Whether we are able to successfully identify, evaluate and execute investment opportunities;

•	Our ability to acquire new businesses and assets and successfully integrate those operations and assets, including ACMP’s business, into our existing businesses, as well as successfully expand facilities;

•	Development of alternative energy sources;

•	The impact of operational and development hazards and unforeseen interruptions;

•	Costs of, changes in, or the results of laws, government regulations (including safety and environmental regulations), environmental liabilities, litigation, and rate proceedings;

•	Our costs and funding obligations for defined benefit pension plans and other postretirement benefit plans;

•	Changes in maintenance and construction costs;

•	Changes in the current geopolitical situation;

•	Our exposure to the credit risk of customers and counterparties;

•	Risks related to strategy and financing, including restrictions stemming from debt agreements, future changes in credit ratings and the availability and cost of capital;

•	The amount of cash distributions from and capital requirements of our investments and joint ventures in which we participate;

•	Risks associated with weather and natural phenomena, including climate conditions;

•	Acts of terrorism, including cybersecurity threats and related disruptions; and

•	Additional risks described in our filings with the Securities and Exchange Commission.

Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. We disclaim any obligations to and do not intend to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

In addition to causing our actual results to differ, the factors listed above may cause our intentions to change from those statements of intention set forth in this announcement. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise.

Because forward-looking statements involve risks and uncertainties, we caution that there are important factors, in addition to those listed above, that may cause actual results to differ materially from those contained in the forward-looking statements. For a detailed discussion of those factors, see Part I, Item 1A. Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2013, and Part II, Item 1A. Risk Factors of our Forms 10-Q.

Important Additional Information

This document does not constitute an offer to buy or solicitation of an offer to sell any securities. This document contains information related to a proposal which The Williams Companies, Inc. has made for a business combination transaction of Williams Partners L.P. (“WPZ”) and Access Midstream Partners, L.P. (“ACMP”). In furtherance of this proposal and subject to future developments, ACMP may file a registration statement with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by WPZ or ACMP through the website maintained by the SEC at http://www.sec.gov.

5